Filed Pursuant to Rule 433
Dated September 20, 2011
Registration Statement No. 333-167837
Supplementing Preliminary Prospectus Supplement Dated September 20, 2011, and
Prospectus dated June 28, 2010

IRON MOUNTAIN INCORPORATED PRICING SUPPLEMENT

Issuer:	Iron Mountain Incorporated
Issue:	Senior Subordinated Notes due 2019
Distribution:	SEC Registered
Offering Size:	$400,000,000
Coupon:	7.750% per annum, payable semi-annually, October 1 and April 1, commencing April 1, 2012
Maturity:	October 1, 2019
Price to Public (Issue Price):	100.000%
Gross Proceeds:	$400,000,000
Gross Spread:	1.500%
All-in Price:	98.500%
Net Proceeds to Issuer:	$394,000,000 (before offering expenses)
Spread to Treasury:	+ 616 bps
Benchmark:	UST 3.375% due November 15, 2019
Optional Redemption:	Make-Whole T +50 bps until October 1, 2015
Call Prices:	October 1, 2015	103.875%
	October 1, 2016	101.938%
	October 1, 2017 and thereafter	100.000%
Equity Clawback:

A portion of the outstanding notes at 107.750% until October 1, 2014, provided at least $260,000,000 aggregate principal amount of notes (including any additional notes subsequently issued as part of the same class) remain outstanding immediately thereafter

Change of Control:	101% of principal plus accrued interest
Trade Date:	September 20, 2011
Settlement Date:	September 23, 2011 (T+3)
CUSIP:	46284PAN4
ISIN:	US46284PAN42
Denominations	2,000 x 1,000
Joint Bookrunners:

J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc., RBS Securities Inc., Scotia Capital (USA) Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc., PNC Capital Markets LLC, TD Securities (USA) LLC, Wells Fargo Securities, LLC
Use of Proceeds:

We intend to use the net proceeds of the notes for general corporate purposes, including funding a portion of the shareholder payout commitments we have made and possible future acquisitions and investments. See “Use of proceeds.”

Other Information:	The following changes are made to the preliminary prospectus supplement dated September 20, 2011, to which this pricing term sheet relates:

	1.	The following table replaces the financial table on page S-13:

As Adjusted At June 30, 2011
(Dollars in millions)
Total long-term debt	$3,333.1
Total equity	$2,062.1
Debt to equity ratio	1.62x

2.	The following language replaces the fifth sentence within the section “Use of proceeds” on page S-18:

Based on the interest rate of 7.750%, we will record annual interest expense associated with the notes of $31.8 million, or approximately $19.1 million after tax assuming a tax rate of 40%.

3.	The last sentence within the section entitled “Use of proceeds” on page S-18 is deleted in its entirety.

4.	The following line items replace the corresponding line items in the capitalization table under the “As Adjusted” column under the heading “Capitalization” on page S-19 (in thousands):

Cash and Cash Equivalents	$665,124

7¾% Senior Subordinated Notes due 2019(4)	$400,000

Total Long-term Debt (including Current Maturities)	$3,333,119

Total Capitalization	$5,395,228

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at (800) 245-8812.